                       SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         Information to be Included in the Statements Filed Pursuant to Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          Covista Communications, Inc.
                   (f/k/a Total-Tel USA Communications, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                   223574 10-4
                                 (CUSIP Number)

                                Warren H. Feldman
                                45A Samworth Road
                                Clifton, NJ 07012
                                 (201) 573-1396
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

   September 12, 2001, October 25, 2001, November 7, 2001, December 12, 2001,
                     December 20, 2001, and January 7, 2002

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934





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("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------------------------------
       1         Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                 Warren H. Feldman
--------------------------------------------------------------------------------------------------------
       2         Check the Applicable Box if a Member of a Group                 (a) [ ]
                                                                                 (b) [ ]
--------------------------------------------------------------------------------------------------------
       3         SEC Use Only


--------------------------------------------------------------------------------------------------------
       4         Source of Funds

                 PF
--------------------------------------------------------------------------------------------------------
       5         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)  [ ]


--------------------------------------------------------------------------------------------------------
       6         Citizenship or Place of Organization

                 United States of America
--------------------------------------------------------------------------------------------------------
                     7      Sole Voting Power
Number of
                                     718,800
Shares             --------------------------------------------------------------------------------------
                     8      Shared Voting Power
Beneficially
                                     379,478
Owned by           --------------------------------------------------------------------------------------
                     9      Sole Dispositive Power
Each
                                     718,800
Reporting          --------------------------------------------------------------------------------------
                    10      Shared Dispositive Power
Person With
                                     379,478
--------------------------------------------------------------------------------------------------------
      11         Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,098,278
--------------------------------------------------------------------------------------------------------
      12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------------------------------
      13         Percent of Class Represented by Amount in Row (11)

                              9.9% *

--------------------------------------------------------------------------------------------------------
      14         Type of Reporting Person

                                IN
--------------------------------------------------------------------------------------------------------

     o Based on 10,832,738 shares of Common Stock outstanding as of December 14, 2001, as reported on the Issuer's Form 10-Q filed with the Securities Exchange Commission on December 14, 2001.

--------------------------------------------------------------------------------------------------------
       1         Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                 Warren H. Feldman Family LLC
--------------------------------------------------------------------------------------------------------
       2         Check the Applicable Box if a Member of a Group                 (a) [ ]
                                                                                 (b) [ ]
--------------------------------------------------------------------------------------------------------
       3         SEC Use Only


--------------------------------------------------------------------------------------------------------
       4         Source of Funds

                 OO
--------------------------------------------------------------------------------------------------------
       5         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)  [ ]


--------------------------------------------------------------------------------------------------------
       6         Citizenship or Place of Organization

                 United States of America
--------------------------------------------------------------------------------------------------------
                     7      Sole Voting Power
Number of
                                     0
Shares             --------------------------------------------------------------------------------------
                     8      Shared Voting Power
Beneficially
                                     383,778
Owned by           --------------------------------------------------------------------------------------
                     9      Sole Dispositive Power
Each
                                     0
Reporting          --------------------------------------------------------------------------------------
                    10      Shared Dispositive Power
Person With
                                     379,478
--------------------------------------------------------------------------------------------------------
      11         Aggregate Amount Beneficially Owned by Each Reporting Person

                            379,478
--------------------------------------------------------------------------------------------------------
      12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------------------------------
      13         Percent of Class Represented by Amount in Row (11)

                              3.5%*

--------------------------------------------------------------------------------------------------------
      14         Type of Reporting Person

                               OO
--------------------------------------------------------------------------------------------------------

     o Based on 10,832,738 shares of Common Stock outstanding as of December 14, 2001, as reported on the Issuer's Form 10-Q filed with the Securities Exchange Commission on December 14, 2001.

                                  Schedule 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

         Item 2. Identity and Background

         (a) Warren H. Feldman and The Warren H Feldman Family L.L.C., a New Jersey limited liability company, are, together, the "Reporting Persons." The managers of The Warren H Feldman Family L.L.C. are Warren H. Feldman and Esther Feldman.

         (b) The Feldman Charitable Foundation is a New Jersey Charitable Foundation. The Trustees include Warren Feldman and Sol Feldman. The business address of The Feldman Charitable Foundation is 45A Samworth Road, Clifton, NJ 07012.

         (c) The residence of Warren H. Feldman and Esther Feldman and the business address of The Warren H Feldman Family L.L.C is 45A Samworth Road, Clifton, NJ 07012.

         (d) Warren H. Feldman's principal occupation is an investor, and his activities are conducted on his own behalf and not on behalf of any corporation or other employer. Esther Feldman's principal occupation is a homemaker. The Warren H Feldman Family L.L.C.'s principal business is holding assets of the family of Warren H. Feldman.

         (e)      Not applicable

         (f)      Not applicable

         (g)      United States of America

Item 3. Source of Amount of Funds or Other Consideration

         The shares of Common Stock held by the Reporting Persons were purchased by Warren H. Feldman with personal funds for total consideration of $584,240.50. Mr. Feldman transferred 100,778 shares of Common Stock to The Warren H Feldman Family L.L.C. on September 12, 2001, without consideration.

         The Warren H Feldman Family L.L.C. transferred 10,000 shares of Common Stock to The Feldman Charitable Foundation on September 12, 2001, without consideration.

         The Warren H Feldman Family L.L.C. transferred 7,000 shares of Common Stock to The Feldman Charitable Foundation on October 25, 2001, without consideration.

         The Warren H Feldman Family L.L.C. gifted 800 shares of Common Stock to Emily D'Ambrosi and Jacqueline D'Ambrosi on November 7, 2001, without consideration.

         The Warren H Feldman Family L.L.C. sold 1,000 shares of Common Stock on December 12, 2001, for total consideration of $9,341.30.

         The Warren H Feldman Family L.L.C. sold 500 shares of Common Stock on December 12, 2001, for total consideration of $4,671.30.

         The Warren H Feldman Family L.L.C. sold 1,000 shares of Common Stock on December 20, 2001, for total consideration of $9,003.50.

         The Warren H Feldman Family L.L.C. transferred 1,000 shares of Common Stock to The Feldman Charitable Foundation on January 7, 2002, without consideration.

Item 4. Purpose of Transaction

         The shares of Common Stock held by the Reporting Persons are held solely for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

         (a) Warren H. Feldman is the record and beneficial owner of 718,800 shares of Common Stock. The Warren H Feldman Family L.L.C. is the record owner of 400,778 of Common Stock. As manager and member of The Warren H Feldman Family L.L.C., Warren H. Feldman may be deemed to be the beneficial owner of shares held by it. The Warren H Feldman Family L.L.C. expressly disclaims beneficial ownership of shares of Common Stock held by Warren H. Feldman, individually. The shares of Common Stock which the Reporting Persons own represent approximately 9.8% of the shares of Common Stock outstanding as of July 17, 2001 (based on 11,409,405 shares of Common Stock outstanding as of July 17, 2001, as reported on the Issuer's Form 10-K/A Amendment No. 2 filed with the Securities Exchange Commission on July 17, 2001).

         (b) The number of shares of Common Stock to which the Warren H. Feldman has sole and shared power to vote and as to which The Warren H Feldman Family L.L.C. has shared power to vote is:


                  (i)      sole power to vote or to direct the vote:               718,800

                  (ii)     shares power to vote or to direct the vote:             383,778

                  (iii)    sole power to dispose or to direct the disposition:     718,800

                  (iv)     shared power to dispose or to direct the disposition:   383,778


         (c) Warren H. Feldman transferred 100,778 shares of Common Stock to the Warren H Feldman Family LLC on September 12, 2001.

         (d) Warren H Feldman Family LLC transferred 10,000 shares of Common Stock to the Feldman Charitable Foundation on September 12, 2001, and has no beneficial interest.

         (e) Warren H Feldman Family LLC transferred 7,000 shares of Common Stock to the Feldman Charitable Foundation on October 25, 2001, and has no beneficial interest.

         (f)      Not applicable


         (g)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable

Item 7. Material to be Filed as Exhibits

         Exhibit 7.1       Joint Filing Agreement with respect to the filing of this Amendment No. 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2002

                                             Warren Feldman
                                             ----------------------------------
                                             Warren Feldman


                                             The Warren H Feldman Family L.L.C.



                                             By: Warren H. Feldman
                                                 ------------------------------
                                                 Warren H. Feldman, Manager